UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Aurinia Pharmaceuticals Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

05156V102
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	05156V102

1	Names of Reporting Persons
ILJIN Life Science Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
Seoul, South Korea
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
4,732,140
	7	Sole Dispositive Power

	8	Shared Dispositive Power
4,730,140
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,732,140
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
20.8%
12	Type of Reporting Person (See Instructions)
CO

CUSIP No.	05156V102

1	Names of Reporting Persons
Chin-Kyu Huh.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
South Korea
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
4,732,140
	7	Sole Dispositive Power

	8	Shared Dispositive Power
4,730,140
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,732,140
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
20.8%
12	Type of Reporting Person (See Instructions)
IN

CUSIP No.	05156V102

1	Names of Reporting Persons
Seung-Gwon Park
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
South Korea
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
4,732,140
	7	Sole Dispositive Power

	8	Shared Dispositive Power
4,730,140
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,732,140
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
20.8%
12	Type of Reporting Person (See Instructions)
IN

CUSIP No.	05156V102

1	Names of Reporting Persons
Sang-Dong Kim
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
South Korea
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
4,732,140
	7	Sole Dispositive Power

	8	Shared Dispositive Power
4,730,140
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,732,140
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
20.8%
12	Type of Reporting Person (See Instructions)
IN

CUSIP No.	05156V102

Item 1.

(a)	Name of Issuer:

Aurinia Pharmaceuticals Inc.

(b)	Address of Issuer’s Principal Executive Offices:

#1203-4464 Markham Street, Victoria, British Columbia V8Z7X8, Canada.

Item 2.

(a)	Name of Person Filing:

This statement is being filed by ILJIN Life Science Co., Ltd. ("ILJIN"); Chin-Kyu Huh ("Huh"), a director of ILJIN; Seung-Gwon Park ("Park"), a director of ILJIN; Sang-Dong Kim ("Kim" and, together with Huh and Park, the "Directors"), a director of ILJIN. ILJIN, and the Directors are sometimes referred to collectively herein as the "Reporting Persons".

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is (Dohwa-dong), Mapo-daero 45, Mapo-gu, Seoul, South Korea.

(c)	Citizenship:

ILJIN is a private limited company organized under laws of South Korea. Each of the Directors is a South Korean citizen.

(d)	Title and Class of Securities:

Common Shares, no par value ("Common Stock").

(e)	CUSIP No.:

05156V102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)

Amount Beneficially Owned: ILJIN is the record holder of 4,253,273 shares of Common Stock (the "Shares") and additionally, ILJIN holds the right to warrants to purchase 478,867 shares of Common Stock of the Issuer (the "Warrant Shares" and, collectively with the Shares, the "ILJIN Securities") as of December 31, 2014. As directors of ILJIN, each of the Directors may be deemed to beneficially own the ILJIN Securities.

(b)

Percent of Class: See Line 11 of cover sheets. The percentages that are set forth on the cover sheets for each Reporting Person are calculated based on the 31,818,000 shares of Common Stock reported by the Issuer to be outstanding as of November 10, 2014 on Exhibit 99.3 (MD&A, dated November 12, 2014) to Form 6-K filed with the Securities and Exchange Commission on November 12, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of the cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 6 of the cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of the cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of the cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable. The Reporting Persons have no membership in a "group" as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Material to be Filed as Exhibit.

Exhibit 1 - Agreement regarding filing of joint Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

ILJIN Life Science Co., Ltd.

By: /s/ Chin-Kyu Huh
Chin-Kyu Huh
Director

/s/ Chin-Kyu Huh
Director

/s/ Seung-Gwon Park
Director

/s/ Sang-Dong Kim
Director

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of shares of stock of Aurinia Pharmaceuticals Inc.

EXECUTED this 17th day of February, 2015.

By: /s/ Chin-Kyu Huh
Chin-Kyu Huh
Director

/s/ Chin-Kyu Huh
Director

/s/ Seung-Gwon Park
Director

/s/ Sang-Dong Kim
Director